
October 11, 2011

<u>Via E-mail</u>
Daniel P. Donovan
President and Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re:** **Star Gas Partners, L.P.**
> **Star Gas Finance Company**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 9, 2010**
> **Form 10-Qs for Fiscal Quarters Ended**
> **December 31, 2010 and March 31, 2011**
> **Filed February 7, 2011 and May 4, 2011**
> **Form 8-K**
> **Filed June 7, 2011**
> **File Nos. 001-14129 and 333-103873-01**

Dear Mr. Donovan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Richard Ambury